Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047
(801) 562-2252

July 31, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:  Ms. Mara L. Ranson, Assistant Director

Re:	Broadcast International, Inc.
Form S-1, filed April 9, 2012
Pre-Effective Amendment No. 1, filed June 1, 2012
Pre-Effective Amendment No. 2, filed June 25, 2012
Pre-Effective Amendment No. 3, filed July 11, 2012
File No. 333-180621

  Dear Ms. Ransom:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Broadcast International, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Wednesday, August 1, 2012, or as soon thereafter as practicable.

In connection with the foregoing, the Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance.

Very truly yours,

Broadcast International, Inc.

By:	/s/ James E. Solomon
James E. Solomon
Chief Financial Officer